SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

CELL POWER TECHNOLOGIES, INC.

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(Name of Issuer)

Common Stock, no par value

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(Title of Class of Securities)

15114Y205

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(CUSIP Number)

Barry Honig

595 S. Federal Highway, Suite 600

Boca Raton, FL 33432

With copies to:

Harris Cramer LLP

1555 Palm Beach Lakes Blvd., Suite 310

West Palm Beach, FL 33401

Attention: Michael D. Harris

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 11, 2006

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)

Names of Reporting Persons.

Barry Honig

I.R.S. Identification Nos. of Above Persons (entities only)

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2)

Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  ☐

            (b)  ☐

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3)

SEC Use Only (See Instructions)

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4)

Source of Funds (See Instructions)

OO (See Item 3)

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5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)         ☐

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6)

Citizenship or Place of Organization

United States

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7)

Sole Voting Power

1,717,885(1)

Number of

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Shares Beneficially

8)

Shared Voting Power

Owned by Each

Reporting Person

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With

9)

Sole Dispositive Power

1,717,885 (1)

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10)

Shared Dispositive Power

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11)

Aggregate Amount Beneficially Owned by each Reporting Person

             1,717,885 (1)

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12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

             ☐

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13)

Percent of Class Represented by Amount in Row (11)

7.8%(2)

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14)

Type of Reporting Person (See Instructions)

IN -- Individual.

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(1)

These shares are owned by GRQ Consultants, Inc., of which Mr. Honig is the president, sole director and sole shareholder. Does not include 701,515 shares of common stock of Cell Power Technologies, Inc. issuable upon exercise of warrants nor shares of common stock issuable upon conversion of a $25,000 promissory note convertible into common stock at 50% of the closing price of Cell Power Technologies, Inc. common stock on the day prior to conversion also both held by GRQ Consultants, Inc., which are neither exercisable nor convertible respectively within 60 days from the date of this Schedule 13D.

(2)

Based upon an aggregate of 22,107,849 shares of common stock outstanding as of August 16, 2006. The total amount outstanding has not been adjusted for errors made by the prior management in improperly subjecting certain shareholders to a 1-for-6 reverse stock split.

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Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, no par value (“Common Stock”), of Cell Power Technologies, Inc., a Florida corporation (“Cell Power”). The principal executive office of Cell Power is located at 9412 Oakmore Road, Los Angeles, CA 90035.

Item 2.  Identity and Background.

(a)

Barry Honig

(b)

Business Address: 595 S. Federal Highway, Suite 600, Boca Raton, FL 33432

(c)

Occupation:  Investor

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(d)

No

(e)

No

(f)

United States

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Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described under Item 4 below, pursuant to an Agreement Plan of Merger dated March 17, 2006, as amended (the “Merger Agreement”), on August 11, 2006 Cell Power acquired Portagy Corp., a Delaware corporation (“Portagy”) in exchange for 16,051,413 shares of Common Stock, warrants to purchase 14,047,481 shares of Common Stock and $275,000 of convertible notes (collectively the “Merger”). GRQ Consultants, Inc. (“GRQ”), as a shareholder of Portagy, received 1,103,718 shares of Common Stock, warrants to purchase 701,515 shares of Common Stock and a $25,000 convertible promissory note. Prior to the Merger, GRQ purchased 614,167 shares of Cell Power Common Stock in private placements with its own funds. Mr. Honig is the president, sole director and sole shareholder of GRQ.  Additionally, two of Mr. Honig’s family members received 1,103,718 and 677,663 shares of Common Stock and 701,515 and 430,718 warrants respectively exercisable at $0.04 per share in the Merger.  Mr. Honig has no agreement with them to vote together or purchase or sell Cell Power securities together and is therefore not a beneficial owner of their Cell Power securities.  None of these family members is a 5% beneficial owner of Cell Power Common Stock.

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Item 4.  Purpose of Transaction.

Purpose of the Acquisition - The Merger Agreement

On March 17, 2006, Cell Power entered into the Merger Agreement by and among Cell Power, Portagy and Portagy Acquisition Corp., a newly formed wholly-owned Florida subsidiary of Cell Power (“PAC”). On August 11, 2006, Cell Power, Portagy and PAC closed the merger transaction contemplated under the Merger Agreement. As a result, Portagy became a wholly-owned subsidiary of Cell Power.

At closing Cell Power issued:

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16,051,413 shares of its common stock to the former stockholders of Portagy,

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8,068,496 Cell Power warrants exercisable at $0.04 per share, 100,000 Cell Power warrants exercisable at $0.27 per share and 5,878,985 Cell Power warrants exercisable at $0.31 per share and

•

$275,000 6% convertible notes convertible into Cell Power common stock at a 50% discount to the closing price on the last trading day prior to conversion in exchange for Portagy notes with similar terms and conditions.

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The above is a summary of the Merger and the Merger Agreement. Investors should review the entire Merger Agreement and amendments, copies of which are filed as Exhibits 1 through 6 to this Schedule 13D and incorporated herein by reference.

(a)

Cell Power’s goal is the marketing and sales of a rechargeable battery charger designed to permit a person to plug the charger into the cigarette lighter of his car or truck and start the vehicle or boat in about 10 minutes. In order to pursue these activities, it is anticipated that Cell Power will seek to raise additional capital through equity financing.

(b)

No additional extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cell Power or any of its subsidiaries is currently anticipated.

(c)

No sale or transfer of a material amount of assets of Cell Power or any of its subsidiaries has occurred, or is intended to occur.

(d)

A change in the present board of directors or management of Cell Power, new directors and officers have been appointed as follows:

Charles Wiesel

Chief Executive Officer, Secretary and Treasurer

James Davidson

Director

Jacob Herskovits

Director

Mr. Herskovits was a director prior to the Merger and continues to serve on the Cell Power board of directors. In addition, it is contemplated that Mr. Michael J. O’Donnell will also be appointed to Cell Power’s board of directors once the Rule 14f-1 of the Securities Exchange Act of 1934 has been complied with.

(e)

No material change in the present dividend policy of Cell Power has been made. The capitalization of Cell Power has been changed as a result of the Merger with Portagy.

(f)

A material change in Cell Power’s business or corporate structure has occurred as a result of completion of the Merger.

(g)

No change in Cell Power's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cell Power by any person has occurred.

(h)

Not Applicable.

(i)

Not Applicable.

(j)

Not Applicable.

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Item 5.  Interest in Securities of the Issuer.

(a)

The percentage of shares of Common Stock reported beneficially owned by Mr. Honig is based upon 22,107,849 shares outstanding. This amount consists of (i) 21,974,516 shares of Common Stock outstanding on August 15 as reported by Cell Power’s transfer agent (ii) plus an additional 133,333 of Mr. James Davidson’s shares which were erroneously subject to a 1-for-6 reverse split. Mr. Davidson owned 160,000 of Cell Power shares prior to the merger. After the 1-for-6 reverse split this amount was reduced to 26,667. Therefore, the total shares outstanding must be increased by at least 133,333, which represents the difference between 160,000 and 26,667. There are additional shareholders that were erroneously subject to the reverse split for which the amount of shares outstanding will have to be adjusted, which will reduce the percentage owned by Mr. Honig.

As of the date of this Schedule 13D, Mr. Honig through GRQ is the owner of 1,717,885 shares of Common Stock, which represented approximately 7.8%% of the issued and outstanding shares of Common Stock, as adjusted above, as of August 15, 2006. Mr. Honig through GRQ is also the owner of 701,515 warrants exercisable at $0.04 per share and a $25,000 promissory note convertible into common stock of Cell Power at 50% of the closing price of Common Stock on the day prior to conversion. However, as both the warrants and the convertible notes are not exercisable or convertible respectively within 60 days of the date of this Schedule 13D, they are excluded from the beneficial ownership amount.

(b)

Mr. Honig has the sole power to vote and dispose of all of the shares of Common Stock beneficially owned by him.

(c)

See Item 3 above. In addition, in July 2006 GRQ was issued 375,000 shares of Common Stock in exchange for a payment of $3,750 or $0.01 per share to Cell Power.

(d)

No person other than Mr. Honig is the known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such shares of Common Stock.

(e)

Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

The information contained in Item 3 hereof is incorporated by reference to this Item 6.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.

Agreement and Plan of Merger(1)

2.

Amendment to the Agreement and Plan of Merger(2)

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3.

Second Amendment to the Agreement and Plan of Merger(3)

4.

Third Amendment to the Agreement and Plan of Merger(4)

5.

Fourth Amendment to the Agreement and Plan of Merger(5)

6.

Fifth Amendment to the Agreement and Plan of Merger(6)

(1)

Incorporated by reference to Exhibit 10.1 to Cell Power’s quarterly report on Form 10-QSB filed with the Securities and Exchange Commission on July 18, 2006.

(2)

Incorporated by reference to Exhibit 2.1 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(3)

Incorporated by reference to Exhibit 2.2 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(4)

Incorporated by reference to Exhibit 2.3 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(4)

Incorporated by reference to Exhibit 2.4 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(5)

Incorporated by reference to Exhibit 2.5 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

(6)

Incorporated by reference to Exhibit 2.6 to Cell Power’s current report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2006.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 21, 2006

     /s/     Barry Honig

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  Barry Honig

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).